1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):            )

News Release

Contact:	Janet Chen, IR Director
Siliconware Precision Industries Co., Ltd.	janet@spil.com.tw
No.45, Jieh Show Rd.	+886-3-5795678#3675
Hsinchu Science Park, Hsinchu	Mike Ma, Spokesperson
Taiwan, 30056	mikema@spil.com.tw
www.spil.com.tw	+886-4-25545527#5601

SPIL signed a supplement agreement to

the Joint Share Exchange Memorandum of Understanding with ASE

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: 2016/6/24

Siliconware Precision Industries Co., Ltd. (“SPIL”) and Advanced Semiconductor Engineering, Inc. (“ASE”) executed the “Joint Share Exchange Memorandum of Understanding” on May 26, 2016 and arranged to complete the related negotiations on a best effort basis and would execute the “Joint Share Exchange Agreement” on or before June 25, 2016 (or a date agreed by both parties).

However, SPIL and ASE are still negotiating and will complete the “Joint Share Exchange Agreement” soon, therefore both parties has agreed to sign a supplement agreement to the Joint Share Exchange Memorandum of Understanding to complete the related negotiations on a best effort basis, and execute the “Joint Share Exchange Agreement” on or before June 30, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: June 24, 2016	By: /s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer